SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  June, 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR
'S
MAY
 TRAFFIC GROWS

22
%
TO OVER 5 MILLION

The following are
Ryanair
's passenger and load factor statistics for
May

200
8
.
  This is the first time that Ryanair or any other UK airline has carried over
 5 million passengers

in one month.

	May 07	May 08	Increase	12 mth to 3 1 May 0 8
Passengers (m) [1]	4.15m	5.0 6 m	22%	52. 46 m
Load Factor [2]	80%	80%	0%	8 1%

  Represents the number of earned seats flown by Ryanair. Earned seats include seats that are flown whether or not the passenger turns up because once a flight has departed a no-show customer is not entitled to change flights or seek a refund.
  Represents the number of passengers as a proportion of the number of seats available for passengers.

ENDS.

    Monday, 2
nd
 June 2008
For further information:
Lorna Farren
 - Ryanair

Pauline McAlester
 - Murray Consultants
Tel: 00 353 1 812 1271

              Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                                                                                       RYANAIR HOLDINGS PLC

Date:  02 June, 2008

                                                                                                                        By:___/s/ James Callaghan____

                                                                                                                        James Callaghan
                                                                                                                        Company Secretary & Finance Director